Mail Stop 3561

November 13, 2008

Gary S. Jacob, PhD
President and Acting Chief Executive Officer
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 1609
New York, New York 10170

      Re: Synergy Pharmaceuticals, Inc.
             Item 4.01 Form 8-K
             Filed September 15, 2008
             File No. 333-131722

Dear Dr. Jacob:

      We have completed our review of your Form 8-K and have no further comments at this time.

              Sincerely,

              Ta Tanisha Meadows
              Staff Accountant